UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes [ ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: December 2, 2003

By:	/s/ Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated December 2, 2003 - Options Dispute Between CINAR and Co-Founders Settled in Company’s Favour

TO	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	December 2, 2003

RE	For immediate release

OPTIONS DISPUTE BETWEEN CINAR AND CO-FOUNDERS SETTLED IN COMPANY’S FAVOUR

Shareholders To Receive US$3.60 Per Share in Cash Rather Than US$3.57

MONTREAL (Quebec) Canada — December 2, 2003 — CINAR Corporation (CINAR) announced today that a panel of arbitrators has decided in favour of the Company in its dispute with co-founders Micheline Charest and Ronald Weinberg regarding 840,000 options which Ms. Charest and Mr. Weinberg had attempted to exercise.

This dispute had been submitted to binding arbitration on October 30, 2003, when CINAR announced a definitive agreement providing for the acquisition of the Company by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners.

Approximately US$1.2 million which was to be escrowed pending the resolution of this dispute will now be paid to CINAR shareholders, increasing the per share consideration under the arrangement from US$3.57 to US$3.60, not including the potential net proceeds from the settlement of outstanding litigation.

“I am pleased that the arbitration board decision supports the Company’s position that the options held by Ms. Charest and Mr. Weinberg expired on March 6th, 2000,” said Stuart Snyder, President and CEO of CINAR. “This decision means that there will be no dilution of CINAR shares and that all outstanding shareholders duly registered as of the close of business on December 12, 2003, will benefit from this decision.”

CINAR will hold a special meeting of shareholders on January 15, 2004, at 11:00 A.M. in the Salon Pierre de Coubertin, Omni Hotel, 1050 Sherbrooke Street West, Montreal, to approve the plan of arrangement which provides for the acquisition of the Company.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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Information: Nathalie Bourque (514) 843-2309